Exhibit 21.1
Subsidiaries of Astoria Financial Corporation

Jurisdiction of Incorporation
Subsidiaries of Astoria Financial Corporation:

	Astoria Bank (formerly known as Astoria Federal Savings and Loan Association)	United States
	AF Insurance Agency, Inc.	New York

Subsidiaries of Astoria Bank:

	AF Agency, Inc.	New York
	Astoria Federal Mortgage Corp.	New York
	Astoria Federal Savings and Loan Association Revocable Grantor Trust	Delaware
	Fidata Service Corp.	New York
	Marcus I Inc.	New York
	Suffco Service Corporation	New York

Astoria Bank has four additional subsidiaries, one of which is a single purpose entity that has an interest in a real estate investment which is not material to our financial condition and the remaining three are inactive and have no assets.